Suite 760 – 669 Howe Street
Vancouver, British Columbia V6C 0B4
604-623-4700
1-888-600-2200

Management Information Circular

Dated this 16th day of March, 2016

Report to Shareholders	March 16, 2016

Nevsun had a great 2015 despite challenging market conditions.  We continue to deliver value for our shareholders. We remain profitable despite the significant downturn in the industry and we continue to deliver on our objectives.

Our strategy is concise, straight forward and has been well communicated to the market. Our Board of Directors is fully onside with this strategic framework for value creation:

  First, we have a great asset in the Bisha mine and we plan to maximize the value of the Bisha resources by way of optimizing the mine plan, including the review of the underground potential and control of costs. We will add primary ore processing that will add zinc to our production profile.
  Second, we plan to grow our Eritrean assets through exploration. Our success in exploration, both during this past year and in the future should ensure further mine life extension. Evidence of future potential can be seen from past results where in the past five years we have increased reserves over 50% and increased resources.
  Third, we plan to diversify our corporate asset base through merger or acquisition.
  Fourth, we plan to sustain our annual dividend. Our declared dividends have increased in each of the last five years. For the foreseeable future we expect to maintain the total dividends to shareholders at the same level as this past year and will evaluate capital allocation to support long-term growth.
  Fifth, we will maintain our social license to operate. Our operations will emphasize training, safety, adherence to high social standards and strong environmental policies and practices. The financial benefits from operations will continue to be balanced between the Company and our host country.

The Company has in the past year demonstrated once again its ability to deliver results. We were able to generate US$120 million after tax cash from operations from the Bisha mine. The Company’s balance sheet is very strong, with about US$460 million in working capital, including over US$430 million in cash and no debt. We are focused on financial results.

Our success in 2015 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and very importantly, the integral part played by the State of Eritrea as our partner in the Bisha Mine.

Our success in 2015 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and very importantly, the integral part played by the State of Eritrea as our partner in the Bisha Mine. We expect to continue our success during 2016 as the Bisha operation will produce a significant volume of copper at low cash costs, and transition its operations by adding zinc concentrate production. Further ensuring a successful 2016 will be the monetization of gold and silver from previously stockpiled material. We estimate these gold and silver sales will generate over US$40 million in after tax earnings.

Performance Outlook for 2016:

  We plan to maintain our top quartile safety performance
  We plan to deliver the zinc flotation plant expansion on time and under budget
  We expect to complete successful transition to primary ore processing
  We expect to produce 80 to 110 million pounds of copper
  We expect to produce 70 to 100 million pounds of zinc from primary ore
  We expect to monetize 80,000 to 100,000 gold equivalent ounces from stockpiles
  We expect to grow the Bisha district mineral resources and deposits through exploration
  We will continue our dividend policy to provide a cash return to shareholders
  We will pursue M&A opportunities, supported by our strong balance sheet

We have proven our ability in the past five years to generate very successful mining operations at Bisha and look forward to expanding on this success in 2016.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Cliff T. Davis”

Cliff T. Davis

President and Chief Executive Officer
Notice of Annual General Meeting of Shareholders

Notice Of Annual General Meeting Of Shareholders

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company” or “Nevsun”) will be held at 9:00 a.m. (Pacific Time) on Wednesday, May 4, 2015 at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2015, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at six;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

6.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a Nevsun shareholder on March 16, 2016, the record date for the Meeting which was fixed by resolution of the Board of Directors of the Company.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  Please see information on how to vote in the Information Circular.  To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on May 2, 2016, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).  The Chair of the Meeting has the discretion to accept late proxies.

If you have any questions relating to the Meeting, please contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 16th day of March 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

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NEVSUN RESOURCES LTD.
(the “Company” or “Nevsun”)
Suite 760 – 669 Howe Street
Vancouver, British Columbia
Canada   V6C 0B4

MANAGEMENT INFORMATION CIRCULAR

General Information

Information contained in this Management Information Circular (the “Information Circular” or “Circular”) is as of March 16, 2016 (the “Record Date”) unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2015 was CAD$1.00 = US$0.723.

This Information Circular has been approved by the board of directors of the Company (the “Board” or “Directors”).

Shares Outstanding, Voting Shares

The Company is authorized to issue an unlimited number of common shares without par value.  On the Record Date , 199, 839,969 common shares (“Common Shares”) were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on the Record Date, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
M&G Investment Management Ltd. BlackRock Inc.	37,839,800(1) 37,611,522(2)	18.9% 18.8%
(1)	This number is as of December 31, 2015, taken from Schedule 13G filed by M&G Investment Management Ltd. on EDGAR on February 9, 2016.
(2)	This number is as of December 31, 2015, taken from Schedule 13G filed by BlackRock Inc. on EDGAR on January 8, 2016.

Notice and Access Process

Nevsun has adopted the notice and access process (“Notice & Access”) provided for under Canadian securities laws for the delivery of the Information Circular, audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2015 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting.  Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a notice of meeting and a voting form and will receive the other proxy-related materials through notice and access. Shareholders receiving proxy-related materials through notice and access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the proxy circular and other proxy-related materials.

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The Company has adopted this alternative means of delivery to help reduce paper use and also reduce its printing and mailing costs. Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically.

The Meeting Materials will be available on the Company’s website (www.nevsun.com) as of March 23, 2016, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available online under the Company’s profile at www.sedar.com and on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov as of March 23, 2016.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company at no cost to them by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Nevsun urges shareholders to review this Information Circular prior to voting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting (and at any adjournment thereof) to be held on Wednesday, May 4, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation.  It is expected the solicitation will be made using the Notice and Access process described below, and by mail, if applicable, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

Record Date

The Directors have set the close of business on March 16, 2016 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at Suite 760 - 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

Appointment and Revocation of Proxies

The persons named in the form of proxy are designated as proxy holders by management of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

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Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular.  The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, Suite 1000 - 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Advice to Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold common shares in their own names (“Beneficial Shareholders”). You are a Beneficial shareholder if the shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker like CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should they enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such

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broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

If the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Company intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Particulars of Matters to be Acted Upon

1. Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2015 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2015 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

2. Set the Number of Directors

The Board presently consists of six Directors.  It is proposed that the number of Directors to be elected at the Meeting for the ensuing year be set at six.

Resolution to Set the Number of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to set the number of Directors for the ensuing year at six, substantially in the following form:

“BE IT RESOLVED THAT:

the number of Directors for the ensuing year be set at six.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the ordinary resolution to set the number of Directors at six.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the ordinary resolution to set the number of Directors at six.

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3. Election of Directors

The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as Directors were recommended to the Board by the Corporate Governance and Nominations Committee of the Board (“CGN Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a Director.  Subject to the Company’s Majority Voting Policy (described below), each Director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

Name, Position, Province or State and Country of Residence	Principal Occupation	Director Since	Number of Shares(1)
R. Stuart Angus Director, Board Chair British Columbia, Canada	Business Advisor to the mining industry	January 2003	402,392 (<1%)
Ian R. Ashby Director California, USA	Independent Director and Corporate Advisor July 2012-Present; President – Iron Ore, BHP Billiton, November 2006-June 2012	January 2014	0
Clifford T. Davis Director British Columbia, Canada	President and Chief Executive Officer of the Company	December 1997	1,553,219 (<1%)
Robert J. Gayton Director British Columbia, Canada	Financial Consultant and Director of public companies	November 2003	62,470 (<1%)
Gary E. German Director Ontario, Canada	Independent Director and Advisor	April 1996	472,494 (<1%)
Gerard E. Munera Director Connecticut USA	Managing Director of Synergex Group; Executive Chair of Arcadia Inc.	April 1996	882,618 (<1%)
(1)	The information as to shares beneficially owned or over which a Director or executive officer exercises control or direction has been furnished by the respective Directors individually as at December 31, 2015 as reported on the SEDI website at www.sedi.ca.

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Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board (the “Committees”) set out below.  The Board does not currently have an executive committee.

The following table sets out the members of such Committees as at the date of this Information Circular:

Name of Committee	Members of Committee
Audit Committee	Robert J. Gayton (Chair) Gary E. German Gerard E. Munera
Corporate Governance & Nominations (“CGN”) Committee	Gary E. German (Chair) R. Stuart Angus Robert J. Gayton Gerard E. Munera
Human Resources (“HR”) Committee	Gerard E. Munera (Chair) R. Stuart Angus Ian R. Ashby Gary E. German
Social, Environmental, Health & Safety (“SEHS”) Committee	Ian. R. Ashby (Chair) Gary E. German Frazer W. Bourchier(1) Todd E. Romaine(1)
Special Committee	R. Stuart Angus (Chair) Ian R. Ashby Robert J. Gayton Gary E. German Gerard E. Munera
Litigation Committee	R. Stuart Angus (Chair) Robert J. Gayton
(1)	Frazer W. Bourchier is the Chief Operating Officer of the Company; and Todd E. Romaine is the Vice President Corporate Social Responsibility of the Company.

Minimum Share Ownership Guidelines

The Company’s minimum share ownership guidelines recommend that each Director own shares, directly or indirectly, of the Company equivalent in value to their respective Director’s annual retainer fee (excluding the value of stock option grants, deferred share unit grants or other forms of non-cash compensation) or a minimum of 30,000 shares, whichever is lower.  It is recommended that Directors attain this minimum within two (2) years from the date of their appointment to the Board.  It is also recommended that the Chief Executive Officer (the “CEO”) own a minimum number of shares equivalent in value to the CEO’s base salary within three (3) years from the date of appointment to the position of CEO.

At December 31, 2015, the Directors and Named Executive Officers (as hereinafter defined), as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 3,405,693 Common Shares with a total value of approximately $12.8 million based on a closing price of $3.75 (with the CEO owning $5.8 million), directly or indirectly, representing approximately 1.7% of the issued and outstanding Common Shares.

As at December 31, 2015, each of the Directors and CEO met the minimum share ownership guideline requirement, except Ian Ashby. Ian Ashby was appointed to the Board on January 1, 2014 and had until January 1, 2016 to meet the recommended minimum share ownership. Due to the Board’s involvement in ongoing corporate development activities Mr. Ashby has not yet been able to meet the minimum share ownership requirement due to various trading restrictions in the last year. Consequently the Board has extended the deadline to meet the ownership guidelines for Mr. Ashby. The table below outlines share ownership of each Director and the CEO as at December 31, 2015, the Directors’ annual retainer fees earned (excluding option-based awards and all other compensation), and the base salary of the CEO.

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Name	Share Ownership	Value $(1)	2015 Annual Retainer Fees/Base Salary $
R. Stuart Angus, Director, Board Chair	402,392	1,508,970	145,000
Ian. R. Ashby, Director	0	0	100,000
Clifford T. Davis, President and CEO, Director	1,553,219	5,824,571	(2)730,000
Robert J. Gayton, Director	62,470	234,263	125,000
Gary E. German, Director	472,494	1,794,353	100,000
Gerard E. Munera, Director	882,618	3,309,818	100,000
(1)	Calculation based on the number of shares owned and the closing price ($3.75) of the Company’s shares as at December 31, 2015.
(2)	Denotes the 2015 base salary of Clifford T. Davis. Mr. Davis does not receive Director annual retainer fees.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

Certain Directors are, as at the date of this Information Circular, or were within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a company that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

details of which are described below:

R. Stuart Angus was a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Mr. Angus ceased to be a director of Wildcat on June 30, 2015.

One Director has been, within the 10 years before the date of this Information Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

Resolution for the Election of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to elect each of the nominees proposed for election as Directors, as disclosed in this Circular, substantially in the following form:

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“BE IT RESOLVED THAT:

the following persons be elected as Directors to hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act:

R. Stuart Angus	Robert J. Gayton

Ian R. Ashby	Gary E. German

Clifford T. Davis	Gerard E. Munera.

Recommendation of the Board

The Board recommends that the shareholders vote FOR each of the above nominees proposed for election as Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.

Majority Voting Policy

The Company’s Majority Voting Policy provides that any nominee proposed for election as a Director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a Director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a Director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a Director than shares voted in favour of his or her election and tenders his or her resignation, the CGN Committee will expeditiously consider the Director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release.  The applicable Director will not participate in any Committee or Board deliberations on the resignation offer. The full text of the Majority Voting Policy is available upon request to the Company at contact@nevsun.com.

Advance Notice Policy

The Company’s Advance Notice Policy provides shareholders, Directors and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at contact@nevsun.com.

4. Appointment of Auditors

The management of the Company nominates KPMG LLP for appointment as auditors of the Company at a remuneration to be fixed by the Directors.

Resolution for the Appointment of Auditors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution for the appointment of auditors for the Company, as disclosed in this Circular, substantially in the following form:

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“BE IT RESOLVED THAT:

KPMG LLP be appointed as auditors for the Company at a remuneration to be fixed by the Directors.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

5. Advisory Resolution on Executive Compensation

The Company’s non-binding advisory vote on executive compensation gives shareholders an opportunity to vote “For” or “Against” the Company’s approach on executive compensation through the advisory resolution disclosed in this Information Circular.  The Compensation Discussion and Analysis section of this Information Circular discusses the Company’s approach to compensation, the objective of the compensation program, how the compensation process is administered, how objectives and goals are set and the outcomes of the compensation process.  The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and ensure that a significant proportion of compensation reflects the financial performance of the Company.  The Company will disclose the result of the vote as part of its report on voting results for the Meeting.  Since this is an advisory vote, the results of the vote will not be binding on the Board but the Board will consider the outcome as part of their ongoing review of the approach to compensation.  The Board will disclose to shareholders, as soon as is practicable, and no later than in the information circular for the following annual general meeting of the shareholders of the company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

At the Company’s last annual and special meeting of shareholders held on May 4, 2015, 95.43% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong shareholder support for the Company’s approach to executive compensation and did not receive any comments from shareholders of the Company.

Advisory Resolution on Executive Compensation

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to accept the Company’s approach to executive compensation in the following form:

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation as disclosed in the Company’s Information Circular delivered in advance of the Meeting.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the advisory resolution to accept the executive compensation as disclosed in this Circular.

6. Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

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Corporate Governance Practices

The Corporate Governance and Nominating Committee (“CGN Committee”) considers and recommends corporate governance policies and mandates to the Board for consideration and proposes all nominees for the Board and committee appointments and assists the Board with committee and director evaluations to ensure corporate governance practices are up to date with best practices and appropriate for the Company. The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the CGN Committee assists the Board in its consideration of assessing each Director’s independence and reviews the relationship each Director has with the Company to determine whether or not their independence is maintained. When a Director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the Director’s independent judgment, that Director is considered to be independent. The Board has determined that a majority, consisting of five of the six Directors, are independent. Ian R. Ashby, Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company. R. Stuart Angus is the Chair and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent Director is Clifford T. Davis, due to his position as President and CEO.

(b)	Other Directorships

The Directors who are presently a director of other reporting issuers, and the names of the issuers are as follows:

R. Stuart Angus	San Marco Resources Inc. Tirex Resources Ltd. Yellowhead Mining Inc.

Ian R. Ashby	Alderon Iron Ore Corp. New World Resources Genco Shipping and Trading

Robert J. Gayton	Amerigo Resources Limited B2Gold Corp. Eastern Platinum Limited Western Copper & Gold Corporation

Gerard E. Munera	Dynamic Materials Corp.

(c)	Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. In 2015, there were four meetings of the Board, after which all were followed by a meeting of the independent Directors without the involvement of management. In addition, meetings of certain committees of the Board took place during the year. The Board believes that including management is often warranted in Board meetings and does not otherwise hinder or inhibit open and candid discussions and their experience and depth of knowledge is important and valuable on many matters of discussion. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent Directors, met twice in 2015, each time involving all independent Directors without management present. The CGN Committee, consisting of four independent Directors, met twice in 2015; the SEHS Committee, consisting of two independent Directors, met three times in 2015; and, the Special Committee, consisting of five independent Directors, met four times in 2015.

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(d)	Role of Chair

R. Stuart Angus, Board Chair. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

(e)	Attendance at Meetings

All Directors attended all four Board meetings held during the year ended December 31, 2015.

Board Mandate

The full text of the Board Charter is attached as SCHEDULE “A”.

Position Descriptions

The Board has adopted written position descriptions for its Chair and also the Chair of each of the Committees.  The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HR Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

A new Director is provided with an orientation to the role of the Board, its Committees and Directors, and to the nature and operation of the business.  This consists of:

i)	a series of meetings held with the Chair, individual Directors and the CEO to take place prior to the next formal Board meeting;

ii)	the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles; and

iii)	a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and the opportunity to attend at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its Directors as a group.   To ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Directors are briefed at least monthly and at each Board meeting by the CEO or senior management at Bisha Mine on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist Directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual Directors themselves who are responsible for keeping their education current, each of the Directors hold memberships in relevant organizations and circulate information freely to other Directors, including opportunities to attend conferences or training.

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Ethical Business Conduct

The Board has adopted a written code of ethics (the “Code”) for its Directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/ governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee and to all employees annually, requesting a signature acknowledging its receipt and their responsibility to review and comply with the Code. In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the Chair of the Audit Committee.  Whistleblowing is monitored by the Audit Committee and any reported infractions are communicated to the Chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2015 to the date of this Information Circular, there were no reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a Director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected Director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length Directors.

Nomination of Directors

Before identifying new Directors for nomination, the potential need for new Directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Directors.   The CGN Committee is composed of all independent Directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

Director Biographies

R. Stuart (Tookie) Angus – Directors, Board Chair

Mr. R. Stuart "Tookie" Angus is an independent business advisor to the mining industry and a former lawyer with extensive experience in the mining industry. He was formerly Head of the Global Mining Group for Fasken Martineau. For the past 30 years, Mr. Angus has focused on structuring and financing significant international exploration, development and mining ventures. He was managing Director of Mergers & Acquisitions for Endeavour Financial and was responsible for merger and acquisition mandates. Mr. Angus is the former Chairman of the Board of BC Sugar Refinery Limited, he was a Director of First Quantum Minerals until June 2005, a Director of Canico Resources Corporation until its takeover by CVRD in 2005, a Director of Bema Gold until its takeover by Kinross Gold in 2007, a Director of Ventana Gold until its takeover by AUX Canada Acquisition in 2011 and a Director of Plutonic Power until its merger with Magma Energy in 2011.

Ian R. Ashby – Director

Mr. Ashby most recently held the position of President – Iron Ore for BHP Billiton Ltd. between 2006 and 2012. During a career spanning 25 years working for BHP Billiton Ltd. and its predecessor company, BHP Ltd., Mr. Ashby worked extensively in Australia, South America, North America and West Africa in a wide range of business, operational and project development roles across multi commodities and in increasingly senior positions. Prior to his most recent role, Mr. Ashby was Chief Operating Officer – Base Metals for BHP Billiton Ltd. Mr. Ashby commenced his career at Mount Isa Mines Ltd. in 1980. He holds a Bachelor of Engineering in Mining from the University of Melbourne and is a Member of The Australasian Institute of Mining and Metallurgy.

Clifford T. Davis – Director, Chief Executive Officer

Mr. Davis was appointed Chief Executive Officer in August 2008 after having served as Executive VP and Chief Financial Officer since 2002 and CFO from 1994 to 2000. During the period from 2000 - 2002 he was the Chairman and CEO of a public chemical manufacturing company. Mr. Davis is a Chartered Professional Accountant and a member of the Institute of Corporate Directors. Prior to joining Nevsun in 1994, he was a partner in the international accounting firm, KPMG, where he provided services predominantly to public companies in the resource, industrial and financial sectors. Mr. Davis has had experience as a director of a number of other Canadian public companies in the industrial and mining industries.

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Robert J. Gayton – Director

Dr. Gayton is a Chartered Accountant with over 30 years’ experience in accounting and finance. He is currently a director and chair/member of the audit and other committees of the following companies: Amerigo Resources Ltd., B2Gold Corp., Eastern Platinum Limited, Western Copper and Gold Corporation. Until 1987 Dr. Gayton was an audit partner with Peat, Marwick, Mitchell Chartered Accountants and a member of the Faculty of Commerce at the University of British Columbia. He is also a member of the Chartered Professional Accountants of B.C. and holds a Ph.D. in Business from the University of California.

Gary E. German - Director

Mr. German is a professional engineer with over thirty-five years of senior executive experience in the building of companies, projects, operating teams, and financing of global resource developments. His career was formed through twenty-eight years in the Noranda Group, culminating as Senior Vice President. Fluent in Portuguese and Spanish, Mr. German's Noranda international responsibilities included major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries. The past decade has included a diverse set of leadership roles in Corporate Finance, Senior Advisor to the CEO of Saudi Arabia's Ma'aden mining group, and COO of TVX Gold (responsible for world-wide projects and operations). Mr. German joined the Nevsun board in April 1996 and has been a Director of a number of international mining and development companies, public on the TSX, NYSE or NYSE MKT, and other not- for-profit organizations.

Gerard E. Munera - Director

Mr. Munera, a US citizen, is Managing Partner of Synergex Group LLC and serves on the Board of Dynamic Materials Corporation. A graduate of the French premier Ecole Polytechnique and of Ecole des Ponts et Chaussees in Paris, Mr. Munera has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures, most of which were at the Management, CEO, Executive VP and/or Chairman level, include Pechiney (20 years), Union Miniere, Rio Tinto and Minorco, an affiliate of Anglo American. Based for many years in various countries of Europe, Africa and South America, he is fluent in English, French and Spanish. Mr. Munera has been awarded the French Legion of Honor (officer) and the Algerian war medal.

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Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company's ongoing Board succession plan, and when evaluating Directors, the CGN Committee has access to a skills matrix it has developed to identify and assess the Board's skills, experiences and qualifications, including those shown below:

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors
Board Prior experience as a board member for a major organization (other than Nevsun).	6
International Prior or current experience working in a major organization that has business in one or more international jurisdictions.	6
Mining, Exploration and Operations Experience with a leading mining or resource company with reserves, exploration, metallurgy and operations expertise.	6
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	6
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	5
Operations Experience as a senior operational officer of a publicly listed company or major organization; or production or exploration experience with a leading mining or resource company.	5
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	6
Financial Literacy Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	5
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	6
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters, and corporate governance.	3
Managing/Leading Growth/Strategic Planning Experience driving strategic direction and leading growth of an organization.	6
Investment Banking/Mergers & Acquisitions Experience in investment banking, finance or in major mergers and acquisitions.	5
Government Relations/Social, Economic, Foreign Policy Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	5
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6
Industry Knowledge Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6
Senior Officer Experience working as a senior officer of a publicly listed company or major organization and/or other professional designation skills in legal or accounting and experience working with an internationally recognized company.	5

The CGN Committee also considers other factors that it deems relevant in the context of individual Director nominees, including the benefits of promoting diversity, as discussed further below.

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Board Assessment and Renewal

The Board undertakes a robust annual assessment process that includes:

  Director reviews conducted through completion of annual assessment questionnaires regarding the performance and effectiveness of the Board, each committee and each Director, and one-on-one conversations between the Chair of the Board and the Chair of the CGN Committee.
  An informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such director, and the preparation by the Chair of the CGN Committee a report to, and discussion among, the full Board which includes matters concerning, size of the Board and each Committee of the Board and whether changes in size, personnel or responsibilities are warranted.
  A review and discussion of various emerging corporate governance issues and best practices, including those related to board composition; director term limits; “overboarding”; diversity (board and executive officers), and share ownership guidelines;
  The Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.
  The Company also has in place a majority voting policy and encourages dialogue with its shareholders to discuss any potential concerns with respect to a Director or the composition of the Board;
  Reviewing comments received from shareholders and responses thereto in respect of advisory resolution on executive compensation.

The Company does not have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its Directors.  While there can be benefits to adding new perspectives to the Board from time to time, the Board believes that such refreshment can happen naturally without imposing arbitrary age or term limits.  In addition, the Board believes that effective corporate decision-making is enhanced through the continuity, experience and knowledge that come from permitting longer-term service on a Board, particularly since it takes time for Directors to familiarize themselves with a business, its industry and its communities and stakeholders.  We believe the key is to first select Directors for Board membership using a thorough identification and selection process to recruit high quality candidates most capable of fostering the Company's needs and objectives, based on their individual qualifications, experience, and expertise, having regard to a variety of factors, including diversity.

In considering and identifying new Directors for nomination, the CGN Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits having regard to the Company's business and objectives, as well as the then-existing composition of the Board.  Among other things, the CGN Committee uses the skills matrix identified above and the results of its Director assessment process and, together with input from the Chair of the CGN Committee and, if appropriate, the President and Chief Executive Officer, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company.  Once a list of key attributes, skills and competencies for a potential new Director is identified, the CGN Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation.  If and as needed, the CGN Committee may engage internal or external consultants to assist in identifying, evaluating and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified.  Only after rigorous discussion by the CGN Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGN Committee to develop the best plan to recruit the preferred candidate(s).

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Board Leadership and Diversity

The Company has adopted a Board Diversity Policy, the key provisions of which are:

  The Board’s objectives is to select the most qualified and highest functioning directors from diverse backgrounds;
  The term “diversity” includes diversity of gender, race or ethnicity, sexual identity/orientation, age, cultural background, political affiliation, skills and experience.
  Board nominees will be chosen based on the abilities, skills and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board.
  The Corporate Governance Committee (the “CGN Committee”) will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition.
  No Board term limits are imposed since the Company values the contribution of directors which has developed over a period of time with increasing insight into the Company and its operations.
  No fixed target regarding the the representation of women on the Board.

 The Company currently does not have any female Directors (0.0%) or executive officers (0.0%).

The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions.  In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience and qualification.  In addition, the relative diversity of the Company's executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs and requirements for the position when hiring and promotion opportunities arise, and various other factors.  Accordingly, the Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity and where possible seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

Compensation and Assessments

The Board determines Director and senior officer compensation by the recommendation of the HR Committee.  The HR Committee consists of four independent Directors and, with consultation from the CEO:

(i)	reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts;

(ii)	with the CEO, sets compensation parameters;

(iii)	assesses the CEO’s performance against pre-agreed objectives;

(iv)	reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements;

(v)	makes recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and

(vi)	reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

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Mercer (Canada) Limited, an independent compensation consulting firm, was contracted by the Company in 2015 to evaluate compensation of Directors and senior officers of the Company.  Using the guidelines provided by the consultants, the HR Committee held meetings in late 2015 and early 2016 to determine the objectives for compensation for 2016 and bonuses for 2015.

In addition, Director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

Statement of Executive Compensation

For purposes of this Information Circular, named executive officers of the Company (the “Named Executive Officers” or “NEO”) as at December 31, 2015 were:

Position	Incumbent
Chief Executive Officer	Clifford T. Davis
Chief Operating Officer	Frazer W. Bourchier
Chief Legal Officer	Joseph P. Giuffre
Chief Development Officer	Scott A. Trebilcock
Chief Financial Officer	Thomas S. Whelan

Executive Summary

Nevsun’s goal each year is to deliver exceptional performance. Despite the challenging copper price environment, and some unplanned plant stoppages during the year we managed our operations well and produced significant cash from operations.  Nevsun was able to report another year of earnings and cash flow generation, which funded the zinc plant expansion and our peer-leading dividend and we continue to invest in growth through exploration.  Nevsun’s balance sheet remains strong with $434 million in cash and no debt.  Nevsun’s cash represents US$2.17 per share.

In 2015, the following are the key highlights of Nevsun’s performance:

  Key performance highlights
    Revenue of US$357 million and earnings per share of US$0.11
    Cash generated by operating activities of US$120 million
    Income before taxes of approximately US$80 million
    Working capital of US$462 million, including US$434 million cash
    Paid annualized dividend of $0.16 per share
  Key operational performance highlights
    Bisha mined over 3 million tonnes of mineralized material
    Produced 135.9 million pounds of copper
    Achieved industry lowest quartile C1 cash costs of US$1.31 per payable copper pound sold
    Monetized stockpiled precious metals concentrate and pyrite sands gold ore
    Advanced zinc expansion project – on time and under budget
    Expanded mineral resources estimate for Bisha and Harena
    Progressed significantly on the Bisha life of mine optimization study
    Executed successful 35,805 metre exploration program

The Company performed at the top of its peers  again in 2015.  We believe our strong operational performance and the prudent management of our leadership team has resulted in strong performance relative to our peers; our total shareholder return is at or near the top of our peer group on a 1, 3, and 5 year basis (see page 22).

When challenged operationally, our management team delivered earnings and cash flow while also executing on both the zinc capital project and exploration program.  We are proud to have our third significant capital project progress on-time and under budget.  The zinc plant has already commenced commissioning. The timing coincides with a predicted tightening of the zinc market which could lead to lower treatment charges for zinc in the short term and higher zinc metal prices in the medium term.

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In the context of the challenging economic environment and evolving competitive and governance practices, the Committee made the following changes in 2015 and early 2016 to our executive compensation program:

  Salaries for NEOs were frozen for 2016 (with the exception of Scott A. Trebilcock who was promoted to Chief Development Officer on January 1, 2015 and was part way through a two-year implementation of transition to a base salary commensurate with his new role). In previous years, the peer group utilized to measure Nevsun’s relative performance to determine the vesting of PSUs was the same as the group utilized to benchmark executive compensation. For December 2015 grants, to ensure a more appropriate performance comparison, the peer group was revised to only include the similarly-sized Base Metals companies.
  For the 2015 PSU grants, added a condition that if the overall total shareholder return is negative, even if total shareholder return (“TSR”) is strong relative to the peer group, the payout factor is capped at 1.0 instead of 1.5.

The Board and Compensation Committee engage in ongoing discussions regarding the evaluation, compensation, and performance of Nevsun’s senior management team. Your views about executive compensation are important to us. At last year’s annual meeting, our advisory “say on pay” proposal received approximately 95% support. We met with investors during the year as part of our ongoing efforts to continue to discuss the Company and obtain its views on our compensation programs and align our compensation programs with the interests of our shareholders. This on-going dialogue helped shareholders better understand the rationale for pay decisions, and provides the Board and the Committee with valuable feedback from shareholders. We will endeavor to continue to dialogue with our shareholders going forward, to obtain their feedback, and make appropriate adjustments to our compensation programs to align our compensation programs with the interests of shareholders. In 2015 shareholder feedback was to provide more detailed disclosure on bonus awards and achievement of measurable corporate and personal goals.  This further detail has been included in the Compensation Discussion and Analysis for this Information Circular.

In the following sections, we will discuss our compensation strategy and approach, our process for making compensation decisions, the material components of our executive compensation program, and Board of Directors’ compensation.

Compensation Governance

Our compensation philosophy and related governance features are complemented by several specific policies and practices that are designed to align our executive compensation with long-term shareholder interests, including:

  Committee Independence. The HR Committee is comprised of only independent Directors within the meaning of NI 52-110 and while the Board determines its Directors, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached as SCHEDULE “B” to this Circular.
  Committee Expertise. The current members of the HR Committee are Gerard E. Munera (Chair), R. Stuart Angus, Ian R. Ashby and Gary E. German. Mr. Munera has direct experience relating to executive compensation matters, having served on the compensation committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation, and serving presently on the compensation committee of Dynamic Materials Corp., a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members, along with assistance from independent compensation consultants, provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.
  Stock Ownership Guideline. We have stock ownership guidelines for the CEO and Directors (see page 7). These guidelines help to align the interests of management with the long-term interests of shareholders.
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  Formulaic Approach to NEO Incentive Compensation. Funding for our annual incentive is primarily driven by formulas tied to our corporate performance.
  Limited Perquisites. There are no significant out of the ordinary perquisites payable to NEOs.
  Anti-Hedging Policy. The Company has an anti-hedging policy which prohibits Directors and senior officers of the Company or any of its subsidiaries from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the Director’s or executive officer’s economic risk with respect to the Director’s or executive officer’s holdings, ownership or interest in or to Common Shares or other securities of Nevsun, including without limitation, outstanding stock options, PSUs, RSUs, SARs or other compensation awards the value of which are derived from, referenced to, or based on the value or market price of Common Shares or other securities of Nevsun. Prohibited transactions include the purchase by a Director or executive officer of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of Nevsun.
Compensation Discussion and Analysis

Compensation Strategy and Approach

The following is a general discussion of the significant elements of compensation paid to the NEOs for the most recently completed financial year. The compensation package primarily consists of: base salary, annual bonuses, and LTI awards, consisting of stock options, RSUs and PSUs, and additional compensation as defined herein. All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to Company performance. As set out in the charts below, for the CEO this translates to 70% of total direct compensation (salary + short-term incentives (“STI”) + LTIs) provided in the form of incentive-based (variable, at risk) compensation.  For all other NEOs, an average of 66% of total direct compensation is provided in the form of incentive-based compensation.  Nevsun’s pay mix is generally aligned with the compensation peer group (described on page 22) for both the CEO and other NEOs.

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have evolved from successful development of the Bisha Mine in Eritrea and commencement of commercial production of gold achieved in February 2011 to the successful transition to the copper phase and commencement of commercial production of copper in December 2013, the ongoing operational performance at the Bisha Mine through 2015, achievements in health and safety and corporate social responsibility goals and standards, and future growth of the Company through the expansion of existing resources and reserves and asset additions.

The compensation program is designed to reward contributions to these achievements, which enhance the Company’s success at meeting its objectives, and in turn, build value for shareholders. It is managed by the HR Committee which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  The HR Committee consists of four independent Directors, as indicated above under the heading Election of Directors, none of whom have ever been an officer or employee of the Company or its subsidiaries.

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Realizable Pay/Pay-for-Performance

Nevsun’s executive compensation programs are designed to provide pay-for-performance and align compensation levels with shareholder interests. The following tables illustrate and compare Nevsun’s target and realizable pay for the CEO from 2013-2015:

Target Total Direct Compensation
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options $	Share-Based Awards(1) $
2015	730,000	730,000	400,000	800,000	2,660,000
2014	675,000	675,000	304,000	608,000	2,262,000
2013	675,000	675,000	304,000	608,000	2,262,000
Aggregate three-year target total direct compensation					7,184,000

Realizable Total Direct Compensation at December 31, 2015
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options $	Share-Based Awards(1) $
2015	730,000	558,012	472,118	816,976	2,577,106
2014	675,000	684,000	425,017	792,787	2,576,804
2013	675,000	675,000	314,974	590,400	2,255,374
Aggregate three-year realizable pay:					7,409,284
(1)	Excludes DSUs granted in 2014 and 2015 as part of a retirement compensation plan – see Pension Plan Benefits.

The realizable pay is 3.1% above the target pay between 2013-2015 (TSR for the period is 0%, the 100%ile ).

Compensation Consultant

The compensation strategy is determined by the HR Committee with assistance from independent consultants, and is designed to be competitive with those offered by publicly-traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  In 2014 and 2015 the HR Committee engaged Mercer (Canada) Limited (“Mercer”) to advise on the competitiveness and appropriateness of compensation programs for the CEO, executive officers and Directors of the Company, including base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment and change-of-control provisions for the 2015 and 2016 fiscal years, respectively.

Executive Compensation-Related Fees:

The following fees were incurred by the Company to Mercer (Canada) Limited for compensation-related consulting and advice during the years ended December 31, 2015 and December 31, 2014:

Type of Work	2015 Fees $	2014 Fees $
Executive compensation-related fees	56,950	104,020
All other fees	Nil	Nil

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Compensation Benchmarking

A list of comparator companies was established for the purposes of considering the competitiveness of 2014 base salaries, bonuses, and long-term incentives of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations.

Nevsun’s compensation peer group was developed based on the relevant labour market(s) for talent and the following company characteristics:

  Companies of a similar size, based on a range of approximately ½ to 2 times key metrics such as revenue and market capitalization, and total assets.
  Companies that are at a similar stage of development and complexity of operations.
  Companies that operate in similar labour, customer, and capital markets.
  Companies with assets / properties in geopolitically challenging environments.

Based on the criteria listed above, the following 14 companies were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review for 2015 compensation:

Alamos Gold Inc.	Katanga Mining Ltd.
Capstone Mining Corp.	Lundin Mining Corp.
Centerra Gold Inc.	New Gold Inc.
Coeur Mining Inc.	Pan American Silver Corp.
Dundee Precious Metals Inc.	Semafo Inc.
Golden Star Resources Ltd.	Taseko Mines Ltd.
HudBay Minerals Inc.	Thompson Creek Metals Co. Inc.

From an overall size perspective, relative to this group, Nevsun’s positioning on trailing-12-month revenues (to December 31, 2015) and market capitalization (at December 31, 2015) is as follows:

	TTM Revenue (in millions)	Market Capitalization (in millions)
75th Percentile	$871	$1,337
Median	$752	$734
25th Percentile	$386	$171
Nevsun	$533	$749
Percentile Rank	36%-ile	50%-ile

From a shareholder return perspective, relative to this group, Nevsun’s positioning on total shareholder return (to December 31, 2015) is as follows:

	1-Year TSR	3-Year TSR	5-Year TSR
75th Percentile	-18%	-19%	-20%
Median	-41%	-36%	-29%
25th Percentile	-58%	-46%	-38%
Nevsun	-12%	0%	-10%
Percentile Rank	78%-ile	99%-ile	100%-ile

In order to attract and retain competent executive staff in a highly competitive market, base salary, total cash compensation (i.e., base plus annual incentive awards), and total direct compensation levels (i.e., total cash plus long-term incentive awards) are targeted at the 75th percentile of the comparator group depending upon performance levels.

Specific performance measurement criteria were established for executive officers, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

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Base Salary

Base salaries are reviewed annually and set on the basis of market competitiveness relative to the comparator group, the company’s target pay positioning of the 75th percentile, individual performance, and internal equity. For the year 2015, following the compensation review by Mercer, the Company provided increases to base salary levels for all the NEOs.

Name and Principal Position	2014 Base Salary $	2015 Base Salary $
Clifford T. Davis Chief Executive Officer	675,000	730,000
Frazer W. Bourchier Chief Operating Officer	440,000	475,000
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	440,000	475,000
Scott A. Trebilcock(1) Chief Development Officer	300,000	400,000
Thomas S. Whelan Chief Financial Officer	440,000	475,000
(1)	Scott A. Trebilcock was promoted to Chief Development Officer and his salary was increased to $400,000 on January 1, 2015.

Annual Bonuses

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives, both of which are tied to our core strategy.

Short-term incentives are calculated as a percentage of base salary. Following Mercer’s review in late 2013, the Company decided to implement bonus ranges structured around a target bonus and a maximum bonus opportunity for each executive in 2014 and 2015. These levels were set following an analysis and comparison of the comparator group to the Company’s total shareholder return (“TSR”) over three years, and determined by the HR Committee to be appropriate.

The bonus ranges were structured around a target bonus and a maximum bonus opportunity for each executive in 2015, as follows:

Name and Principal Position	Target Bonus (as a % of Base Salary)	Maximum Bonus(as a % of Base Salary)	Actual Bonus (as a % of Base Salary)
Clifford T. Davis Chief Executive Officer	100%	200%	76.4%
Frazer W. Bourchier Chief Operating Officer	70%	140%	52.1%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	70%	140%	52.1%
Scott A. Trebilock Chief Development Officer	70%	140%	52.1%
Thomas S. Whelan Chief Financial Officer	70%	140%	50.7%

In 2015, the Company allocated 70% of bonus to pre-established measurable corporate goals, with the remaining 30% of target bonus allocated to more specific personal performance targets. In the following sections, the 2015 corporate and individual goals are discussed, as well as the actual performance levels achieved, which result in the actual bonuses presented in the chart above.

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Corporate Goals

The 2015 corporate goal categories were allocated as follows:

Measurement Category	Goals	Weighting
Corporate Social Responsibility	Health & Safety, Environmental and stakeholder relationship with host government of operating mine	20%
Financial and Operational	Production, costs and zinc capital expansion	40%
Growth	Exploration activities and merger and acquisition activities	40%

Corporate Social Responsibility

The Company allocated 20% of the corporate goals to corporate social responsibility, its social license to operate responsibly in the community. This included CSR reporting and the safety and environmental record (15%), and stakeholder relationship with host government of operating mine (5%). Of the maximum achievable 20%, 14% was awarded in this category.

Financial and Operational

The Company allocated 40% of the corporate goals to operating performance, as measured against the following specific bonus parameter allocations:

(i)	copper concentrate produced and shipped (20%);

(ii)	production costs (15%); and

(iii)	zinc capex expansion (5%).

For these bonus parameters, the Company established stretch targets that went well beyond public market guidance for each of production and operating cash costs.

The quantitative benchmark component for production and shipped concentrate was to ship from the Massawa port at least 150 million pounds of copper in concentrate by December 31, 2015. Adjusted market guidance was 140-150 million pounds.  As of December 31, 2015, 136 million pounds of concentrate were produced, which was slightly below adjusted market guidance. The bonus awarded under this parameter was 0%.

The operating C1 cash costs target was set at no greater than the high end of the lowest quartile of C1 cash costs.  Market guidance was lowest quartile C1 costs, which was estimated to be between US$1.20 and US$1.40 per payable copper pound sold. The C1 cash cost of production of US$1.31 fell within the public market guidance. The bonus awarded under this parameter was 15%.

The capital allocation and cost control for the zinc project was well managed, ahead of schedule and below budget. The bonus awarded under this parameter was 5%.

In summary the operating performance was below expectations and accordingly a total of 20% was awarded of the 40% target.

Growth

The Company allocated 40% of the corporate goals to growth from both exploration (10%) and merger or acquisition activity (30%).  The exploration target to be achieved by February 2016 (pre-2015 depletion) was an increase in total measured indicated and inferred mineral resources by at least 200 million pounds copper equivalent.   Exploration success was remarkable, increasing mineral resources by over 500 million copper equivalent pounds, a minimum of 2.5 times the baseline target.  The Company had also targeted to announce an accretive transaction by December 31, 2015.  While the Company did not complete a merger or acquisition, the management team carried out a very disciplined process that reviewed numerous targets and resisted the temptation to complete a dilutive non-accretive transaction or compromise our strong balance sheet.

Accordingly, 35% was awarded on achievement of this component of corporate goals, comprised of 20% for exploration and 15% of 30% for corporate development activity.

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In summary, the total 2015 corporate bonus achievement was as follows:

Measurement Category	Weighting	2015 Score
Corporate Social Responsibility	20%	14.34% out of 20%
Financial and Operational	40%	20.0% out of 40%
Growth	40%	34.95% out of 40%
Total	100%	69.2% out of 100%

Personal Goals

The 2015 bonus arrangements allocated 30% of target bonus to more specific personal performance targets.  The measurement criteria for the CEO in 2015 included:

(i)	leadership (10%), as evidenced through the build and retention of the management team of the Company;

(ii)	stakeholder relationships (15%) as evidenced through the effectiveness of relationships with the Government of Eritrea and major shareholders; and

(iii)	risk management (5%) as evidenced through the management of key risks facing the Company and use of enterprise risk management.

The HR Committee awarded 28% to the CEO for achievement of the personal goals. The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO and aligned with the Company’s corporate goals, but were also tailored to their specific operating functions.

At the end of 2015 each executive officer of the Company carried out a detailed self-evaluation, which was reviewed and evaluated by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of each of the other executive officers. The table below demonstrates the breakdown of corporate and personal goal achievement for 2015. The bonus amounts paid to NEOs are as disclosed in the Summary Executive Compensation Table.

Summary of 2015 Annual Incentive Plan Payouts

In 2015, based on the above corporate performance measures, it was determined that 69.2% of the corporate goals were met, which translates to a corporate performance multiplier of 48.4% (69.2% achievement x 70% allocated to corporate goals). The target and bonus levels effectively align payouts to performance targets.

The following illustrates the calculation of the 2015 payout for each NEO based on the corporate and individual performance multipliers:

Name and Principal Position	Payout Multiplier			Target Bonus (% of Base Salary)	Resultant Payout (% of Base Salary)
	Corporate Component	Individual Component	Total Overall Multiplier
Clifford T. Davis Chief Executive Officer	48.4%	28.0%	76.4%	100%	76.4%
Frazer W. Bourchier Chief Operating Officer	48.4%	26.0%	74.4%	70%	52.1%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	48.4%	29.0%	77.4%	70%	54.2%
Scott A. Trebilock Chief Development Officer	48.4%	26.0%	74.4%	70%	52.1%
Thomas S. Whelan Chief Financial Officer	48.4%	24.0%	72.4%	70%	50.7%

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Long-term Incentive Awards

Long-term incentives for executive officers have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and Directors.  The value of stock options granted to executive officers is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be between the median and 75th percentile of the comparator group.  Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary. Further details of the Plan are described under the heading Equity Compensation Plan Information.

Historically, stock appreciation rights (“SAR”) were granted in tandem with an option under the Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The Company also historically granted cash-settled SARs (“Cash-settled SARs”) to Directors which had similar vesting and measurement criteria as a stock option, but did not involve any issuance of shares on exercise and accordingly, had no dilutive effect on the Company’s stock when exercised. SARs and Cash-settled SARs are no longer granted.

During late 2013 Mercer reviewed the Company’s incentive practices against those in the comparator group as well as against the Company’s compensation strategy and approach. Based on results of the review, the Company followed the recommendations of Mercer with respect to its long-term incentive practices and did the following for executives:

  Eliminated the use of SARs;
  Continued the use of stock options (but to a lesser extent);and
  Implemented PSUs and RSUs such that the target LTI mix is weighted one third for each of stock options, PSUs, and RSUs.

The following table summarizes the purpose of the Company’s long-term incentive plans for the NEOs:

LTI Plan	Purpose of Plan	Term and Vesting
Stock Options	To promote and encourage participants to increase shareholder value in the long-term To align the participant rewards to long-term shareholder value	Time-based vesting 5 year term 1/3 of the award vests at each anniversary following grant
RSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Time-based vesting Based on share price and accumulated dividends at vesting 1/3 of the award vests at each anniversary following the grant date
PSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To support achievement of the Company’s performance objectives
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Performance-based vesting Based on share price and accumulated dividends at vesting At the end of a 3-year performance period, award vests based on TSR relative to a peer group

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Restricted Share Unit Plan

The Company introduced the Restricted Share Unit Plan (the “RSU Plan”) in December 2013 for executives and other management employees in order to promote greater alignment of interests between executive officers and shareholders.  The RSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the volume-weighted average trading price of a Common Share during the five trading days immediately preceding that date.  RSUs may be awarded annually and additional RSUs are credited to reflect dividends paid on the Common Shares based on the number of RSUs in a participant's RSU account and the Market Value of the Common Shares on the dividend payment date.

Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant's RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant's grant agreement, one-third of the RSUs granted to a participant on a grant date will vest on each of the first, second and third anniversary of the grant date.  The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the RSUs then outstanding and granted to a participant.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested RSUs will vest pro rata based on the number of days elapsed from the RSU grant date to the participant's termination date, divided by the total number of days from the grant date of the RSUs to the vesting date, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all RSUs in the participant's RSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  Termination of a participant in other circumstances may result in a forfeiture of unvested RSUs.  On the occurrence of a change of control, all RSUs credited in a Participant's Account shall immediately vest and become vested RSUs on the date that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control and are paid out based on the Market Value determined by the Board acting in good faith.

Performance Share Unit Plan

The Company introduced the Performance Share Unit Plan (the “PSU Plan”) in December 2013 for executive and other management employees in order to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company's performance objectives.  The PSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom PSUs may be granted and the number of PSUs to be granted to plan participants.  PSUs may be awarded annually and additional PSUs are credited to reflect dividends paid on the Common Shares based on the number of PSUs in a participant's PSU account and the Market Value of the Common Shares on the dividend payment date.

PSUs vest on the third anniversary of their grant, following which a participant is entitled to receive a cash payment equal to the product achieved by multiplying:

(i)	the number of vested PSUs in the participant's PSU account;

(ii)	the Market Value of a Common Share on the third anniversary of the date of grant; and

(iii)	a performance adjustment factor (the “Adjustment Factor”) which is determined based on Nevsun's TSR relative to its compensation peer group over the three-year performance period between the grant date and the vesting date of the PSUs (the “Performance Period”).

The peer group has been established by the HR Committee with input from its independent compensation consultant, Mercer, based on size and industry-specific criteria. In previous years the peer group was the same as the group utilized to benchmark executive compensation (see page 22).  For December 2015 grants, to ensure a more appropriate performance comparison, the peer group was revised to only include the following similarly-sized Base Metals companies:

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Capstone Mining	Lundin Mining
Copper Mountain Mining	Sherritt International
First Quantum Minerals	Taseko Mines
Hudbay Minerals	Thompson Creek Metals
Imperial Metals	Turquoise Hill
Katanga Mining

The Adjustment Factor used to calculate the cash payment to plan participants is determined as follows:

Nevsun Relative TSR Percentile Rank	Adjustment Factor
less than 25th percentile	0
25th percentile	0.5
50th percentile	1.0
75th percentile and above	1.5

Adjustment Factors for TSRs between the 25th percentile and 75th percentile are interpolated on a straight line basis.

Also, for 2016 PSU grants, if the overall total shareholder return is negative, the payout factor is capped at 1.0 instead of 1.5, even if TSR is strong relative to the peer group.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested PSUs will vest pro rata based on the number of days elapsed from the PSU grant date to the participant's termination date divided by the total number of days in the Performance Period, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all PSUs in the participant's PSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  The Adjustment Factor in these circumstances is the greater of 1.0 or such higher Adjustment Factor as may be determined by the HR Committee.  Termination of a participant in other circumstances may result in the forfeiture of PSUs that are unvested as of the termination date of the participant.  On the occurrence of a change of control, all PSUs credited to a participant's account automatically vest and are paid out based on the Market Value determined by the Board acting in good faith and an Adjustment Factor that is the greater of 1.0 and such other Adjustment Factor as may be determined by the Board acting in good faith.

The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the PSUs then outstanding and granted to a participant.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executive officers, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

The executive compensation program includes several design features to account for risk, as follows:

  A portion of the Company’s executive compensation consists of stock options, RSUs, and PSUs. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officer until a significant period of time has passed, the possibility of executive officers taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.
  The other elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.
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  In addition, the HR Committee believes it is unlikely that executive officers would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The HR Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Common Shares, assuming a $100 investment was made on December 31, 2010, and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

2010 $	2011 $	2012 $	2013 $	2014 $	2015 $	Year
100	77	59	51	67	59	Nevsun
100	89	92	101	109	97	S&P/TSX Index
100	73	68	53	46	24	S&P/TSX Diversified Metals & Mining Index
100	67	67	64	58	37	S&P/TSX Global Base Metals Index

The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the executive officers of the Company ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2011 to 2015, although industry-specific factors have influenced compensation over the same period. Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at time of grant will also vary based on corporate performance; however, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the executive officers’ outstanding stock option awards, RSUs and PSUs (see Realizable Pay/Pay-for-Performance section).

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Cumulative Value of a $100 Investment – Peer Group Performance Comparison

2010 $	2011 $	2012 $	2013 $	2014 $	2015 $	Year
100	77	59	51	67	59	Nevsun
100	70	62	41	35	22	Peer Group

Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary $	Option-based Awards $(1)	Annual Incentive Plans(2) $	Long-term Incentive Plans(3) $	All Other Compensation $	Total Compensation $
Clifford T. Davis President and Chief Executive Officer	2015 2014 2013	730,000 675,000 675,000	472,118 425,017 314,974	558,012 684,000 675,000	816,976 792,787 590,400	(4)872,838 (4)3,710,000 Nil	3,449,944 6,286,804 2,255,374
Frazer W. Bourchier Chief Operating Officer	2015 2014 2013	475,000 440,000 440,000	211,165 175,557 209,982	247,513 310,000 250,000	363,101 350,602 360,800	Nil Nil Nil	1,296,779 1,276,159 1,260,782
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	2015 2014 2013	475,000 440,000 440,000	152,794 130,042 209,982	257,488 315,000 200,000	265,343 262,951 360,800	Nil Nil Nil	1,150,625 1,147,993 1,210,782
Scott A. Trebilcock(6) Chief Development Officer	2015 2014 2013	400,000 300,000 300,000	152,794 104,034 173,236	208,432 183,000 200,000	265,343 210,361 275,520	Nil Nil Nil	1,026,569 797,395 948,756
Thomas S. Whelan(5) Chief Financial Officer	2015 2014 2013	475,000 440,000 Nil	152,794 130,042 209,983	240,863 253,000 Nil	265,343 262,951 360,800	Nil Nil Nil	1,134,000 1,085,993 570,783

(1)	Value of option-based awards at date of grant – see Stock Option Grants During the Year. The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard. The closing price of the Common Shares on the TSX at December 31, 2015, 2014, and 2013, was $3.75, $4.48, and $3.53, respectively.
(2)	In February 2016 the Board approved bonuses for NEOs in respect of services performed in 2015 under incentive compensation arrangements described above.

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(3)	Long-term incentive plans relate to RSUs and PSUs awarded to NEOs. The fair value of the December 2015 award was $3.49 (December 2014 - $4.38) based on the previous 5-day volume-weighted average share price at grant date.
(4)	In December 2015, the Board approved the award of 250,000 DSUs (April 2014 – 1,000,000 DSUs) to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. The value of the 2015 award was calculated by multiplying the number of DSUs granted by the 5-day volume-weighted average share price of $3.49 at grant date (April 2014 grant - $3.71).
(5)	Thomas S. Whelan was granted 200,000 stock options on December 16, 2013 with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs upon signing of his employment contract. Mr. Whelan’s annual incentive plan is pro-rated to February 24, 2014, the date his employment commenced.
(6)	Scott A. Trebilcock was appointed Chief Development Officer in December 2014.

Terms of Agreements

The terms of the 2015 executive roles were as follows:

  Clifford T. Davis, Chief Executive Officer, had a salary increase from $550,000 to $675,000 on January 1, 2013 and on January 1, 2015 to $730,000.
  Frazer W. Bourchier, Chief Operating Officer, began his employment on January 1, 2012 at a salary of $400,000 which was increased to $440,000 as at January 1, 2013 and on January 1, 2015 to $475,000.
  Joseph P. Giuffre, Chief Legal Officer, began his employment on January 1, 2013 at a salary of $440,000 which was increased to $475,000 as at January 1, 2015.
  Scott A. Trebilcock, Chief Development Officer, began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and as at January 1, 2013, to $300,000.  On January 1, 2015 he was promoted to Chief Development Officer and his salary was increased to $400,000.
  Thomas S. Whelan, Chief Financial Officer, began his employment on February 24, 2014 at a salary of $440,000 which was increased to $475,000 as at January 1, 2015.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Messrs. Davis, Whelan, Bourchier, Giuffre and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

The NEOs have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), other benefits, vacation benefit and provisions covering termination for cause, without cause, and in the event of a change of control.  In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.  For purposes of these arragnements, a change in control is defined as:

  an acquisition of 50% or more of the voting rights attached to all outstanding Shares by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing Shares or by issuance of Shares from treasury or both; or
  the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding Shares or outstanding voting shares of the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding Shares immediately before giving effect to such transaction; or
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  the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 50% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its Affiliates or by persons who held at least 50% of the voting rights attached to all outstanding Shares immediately before giving effect to such disposition; or
  individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board; provided, however, that for purposes of this paragraph (f)(iv) a director who is first elected, or first nominated for election by the Company’s shareholders, by a vote of at least eighty percent (80%) of the directors of the Company (or a committee thereof) then still in office who were directors of the Company at the beginning of any such period will be deemed to have been a director of the Company at the beginning of any such period.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Compensation Element	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	2x current salary	2x current salary
Annual Incentive Bonus	None	None	2x bonus earned or paid over preceding 12 months	2x annual target bonus
Stock Options	Unvested units continue to vest within 90-day exercise period	All options are forfeited	Unvested units continue to vest within 90-day exercise period	All options vest
Share Units	Unvested units are forfeited	Unvested units are forfeited	Unvested units are forfeited	All units vest
Benefits	Coverage ceases	Coverage ceases	4% of salary severance payment	4% of salary severance payment

The following table presents the estimated total change of control and termination benefits of its 2015 NEOs, including any amounts attributable to option and non-equity based compensation benefits, using the TSX closing price of $3.75 as at December 31, 2015.  Any outstanding stock options or share appreciation rights which are not vested would become vested upon notice of a change of control.

Named Executive Officer	Separation Event
	Resignation $	Termination with Cause $	Termination without Cause $	Change of Control $
Clifford T. Davis	1,009,000	0	9,352,271	11,427,146
Frazer W. Bourchier	62,667	0	1,968,567	2,954,484
Joseph P. Giuffre	62,667	0	1,953,432	2,747,104
Scott A. Trebilcock	51,700	0	1,602,106	2,320,711
Thomas S. Whelan	62,667	0	1,920,182	2,747,104

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  Effective April 1, 2014 the Company established for Mr. Davis a retirement compensation plan comprised of an initial grant of 1,000,000 DSUs that shall vest at the earliest of voluntary retirement at age 65 (April 1, 2017), termination without cause, a change of control, retirement before age 65 for valid medical reasons, at end of term of office or death.  Effective December 10, 2015 Mr. Davis was granted an additional 250,000 DSUs with these same terms.

Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth details with respect to stock options, RSUs and PSUs held by the NEOs at December 31, 2015.

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Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Clifford T. Davis	(3)500,000 (3)1,000,000 (3)500,000 300,000 300,000 300,000 550,000	3.14 3.14 5.68 4.27 3.28 4.40 3.49	(13)May 13/15 (13)May 13/15 (13)Feb 1/16 Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20	305,000 610,000 Nil Nil 94,000 Nil Nil	(4)32,956 (5)98,867 (6)1,067,253 (7)310,000 (8)62,787 (9)94,181 (11)117,000 (12)117,000 (6)250,000	Dec 16/16 Dec 16/16 N/A Nov 20/17 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 N/A	123,374 555,179 3,995,374 Nil 235,050 528,863 438,002 438,002 935,901	Nil Nil Nil Nil Nil Nil Nil Nil Nil
Frazer W. Bourchier	(3)300,000 300,000 200,000 135,000 246,000	4.81 4.27 3.28 4.40 3.49	Oct 26/16 Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20	Nil Nil 62,667 Nil Nil	(4)20,140 (5)60,419 (8)27,905 (9)41,858 (11)52,000 (12)52,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18	75,396 339,276 104,467 235,050 194,667 194,667	Nil Nil Nil Nil Nil Nil
Joseph P. Giuffre	300,000 200,000 100,000 178,000	4.27 3.28 4.40 3.49	Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20	Nil 62,667 Nil Nil	(4)20,140 (5)60,419 (8)20,929 (9)31,394 (11)38,000 (12)38,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18	75,396 339,276 78,350 176,288 142,257 142,257	Nil Nil Nil Nil Nil Nil
Scott A. Trebilcock	(3)300,000 (3)100,000 (3)50,000 200,000 165,000 80,000 178,000	4.16 5.71 5.68 4.27 3.28 4.40 3.49	(13)Aug 17/15 (13)Nov 19/15 (13)Feb 1/16 Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20	Nil Nil Nil Nil 51,700 Nil Nil	(4)15,379 (5)46,138 (8)16,743 (9)25,115 (11)38,000 (12)38,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18	57,573 259,084 62,680 141,030 142,257 142,257	Nil Nil Nil Nil Nil Nil
Thomas S. Whelan(10)	200,000 100,000 178,000	3.28 4.40 3.49	Dec 16/18 Dec 12/19 Dec 10/20	62,667 Nil Nil	(4)20,140 (5)60,419 (8)20,929 (9)31,394 (11)38,000 (12)38,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18	75,396 339,276 78,350 176,288 142,257 142,257	Nil Nil Nil Nil Nil Nil

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(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.75 per Common Share on December 31, 2015, and the exercise price of the stock options.
(3)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously under Option-based Awards.
(4)	RSUs granted to NEOs on December 16, 2013. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(5)	PSUs granted to NEOs on December 16, 2013. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74), and additionally by a forecast payout factor of 1.5. The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(6)	In April 2014, the Board approved the award of 1,000,000 DSUs to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. A further 250,000 units were granted in December 2015. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(7)	Cash-settled SAR which was granted to Clifford T. Davis on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect. The value is calculated as the difference between the market value of $3.75 on December 31, 2015 and the exercise price of the SARs.
(8)	RSUs granted to NEOs on December 12, 2014. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74).
(9)	PSUs granted to NEOs on December 12, 2014. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74), and additionally by a forecast payout factor of 1.5.
(10)	Thomas Whelan was granted 200,000 stock options on December 16, 2013, with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs prior to commencement of employment on February 24, 2014.
(11)	RSUs granted to NEOs on December 10, 2015. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74).
(12)	PSUs granted to NEOs on December 10, 2015. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74), and additionally by a forecast payout factor of 1.0.

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(13)	A formal blackout on trading in the Company’s securities for all Directors, Chief level executives and VP level executives was imposed as of May 5, 2015 and continues due to ongoing corporate activity. The expiry date of these options is extended to a date that is ten business days after the date the formal blackout is lifted.

Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under the heading Compensation Discussion and Analysis and outlined in the Summary Compensation Table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2015, for each of the NEOs.

Name	Option-based Awards – Value Vested During Year $(1)	Long-term Incentive Plans Value Vested During Year $(2)(3)	Non-equity Incentive Plan Compensation – Value Earned During Year $(4)
Clifford T. Davis	22,000	222,055	558,012
Frazer W. Bourchier	14,667	117,643	247,513
Joseph P. Giuffre	14,667	105,605	257,488
Scott A. Trebilcock	12,100	81,957	208,432
Thomas S. Whelan	14,667	105,605	240,863
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2015 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the stock options ($3.50 market value vs. $3.28 exercise price for the December 16, 2013 grant and $3.40 market value vs. $4.40 exercise price for the December 12, 2014 grant).
(2)	Value of RSUs which vested and were paid out during 2015.
(3)	No value for PSUs as they only vest after three years. The first tranche of PSUs granted by the Company in December 2013 are expected to vest and be paid out in December 2016.
(4)	The amount for NEOs is the same as indicated in the “Annual Incentive Plans” column in the Summary Compensation Table on page 30. Amounts represent actual cash bonuses paid with respect to 2015 performance. Amounts were paid in February 2016.

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Stock Option Grants During the Year

The following table sets forth stock options which were granted to NEOs during the fiscal year ended December 31, 2015.

Name of NEO	Title of NEO	Number of Stock Options(1)	Value $(2)
Clifford T. Davis	President, Chief Executive Officer	550,000	472,118
Frazer W. Bourchier	Chief Operating Officer	246,000	211,165
Joseph P. Giuffre	Chief Legal Officer, Corporate Secretary	178,000	152,794
Scott A. Trebilcock	Chief Development Officer	178,000	152,794
Thomas S. Whelan	Chief Financial Officer	178,000	152,794
(1)	These stock options are exercisable at a price of $3.49 per share and vest over a three year period, one-third on December 10, 2016, one-third on December 10, 2017, and one-third on December 10, 2018. These stock options expire December 10, 2020.
(2)	The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

Director Compensation

Nevsun’s key objective for its director compensation program is to attract and continue to retain directors that have the necessary attributes, skills and competencies that represent the best fit for the Board and the future needs of the Company and to ensure that the compensation for its directors is appropriate and aligned with shareholder interests.  Directors are required to devote a significant amount of time to effort to meeting their duties including preparation and attendance at meetings, committee participation and providing valuable input, direction and oversight to the Company on matters of corporate governance, financial and operational performance, future growth and trends and developments affecting the mining sector.

Nevsun’s general philosophy is that compensation for non-executive directors should be a mix of cash and equity, with significant emphasis on the equity component. The HR Committee, consisting solely of independent directors, has the responsibility for reviewing director compensation and determining whether any changes need to be made in how the Company compensates independent directors. In addition, the HR Committee can engage outside advisors, experts, and others to assist the Committee. The HR Committee reviews director compensation on an annual basis, taking into account market compensation levels, trends in director compensation, and overall workload of Nevsun’s directors.

The peer group utilized to benchmark director market compensation levels is the same as the peer group used in 2015 to set executive compensation levels and consisted of 14 peer companies (see page XXX). The company targets total compensation in the top-quartile on a per-director basis, or between the 50th and 75th percentiles on a total cost of governance basis.

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For 2015, annual compensation for Directors who are not NEOs consisted of the following elements:

Board Fees
Cash retainer – chair	$120,000
Cash retainer – member	$100,000
Special Committee[1] Fees
Cash retainer – chair	$25,000
Cash retainer – member	$20,000
Meeting fee	$1,000 per meeting
Litigation Committee[2] Fees
Cash retainer – member	$25,000
(1)	During periods where the Special Committee is active, its members receive additional fees as outlined above. The Special Committee was active in 2015 and each of the members of the Special Committee received the additional annual fee plus an additional meeting fee – see Director Compensation Table.
(2)	No amounts were paid to members of the Litigation Committee in 2015.

Deferred Share Unit Plan

Each non-executive Director receives an annual DSU grant as part of his total compensation. DSUs may be awarded annually or as determined by the HR Committee and Board.  Directors are credited with additional DSUs to reflect dividends paid on the Common Shares based on the number of DSUs in their DSU account and the Market Value of the Common Shares on the dividend payment date.

Upon retirement from the Board (and provided the Director is not otherwise engaged or employed by the Company in another capacity), the retiring Director will receive a cash payment in respect of his DSUs 60 days following the date that he or she ceases to be a Director.  The amount of the cash payment is determined by multiplying the number of DSUs in the Director's DSU account by the Market Value of a Common Share on the payment date.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2015 to non-executive Directors.

Name	Fees Earned $	Option-based Awards $(1)	Share-based Awards $(2)	All Other Compensation $(3)	Total $
R. Stuart Angus, Chair	120,000	25,323	102,995	29,000	227,318
Ian R. Ashby	100,000	18,026	73,318	8,068	199,412
Robert J. Gayton	100,000	18,026	73,318	24,000	215,344
Gary E. German	100,000	18,026	73,318	24,000	215,344
Gerard E. Munera	100,000	18,026	73,318	24,000	215,344
(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options.
(2)	DSUs were granted to the Directors in December 2015. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the 5-day volume-weighted average share price on the date of grant of $3.49 for the December 2015 grant.
(3)	Comprised of Special Committee fees paid to Directors related to 2015 services.

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Director Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth all option-based and share-based awards outstanding at December 31, 2015 for each non-executive Director.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
R. Stuart Angus, Chair	(4)200,000 (4)400,000 (4)200,000 60,000 50,000 50,000 29,500 29,500	3.14 3.14 5.68 4.27 3.69 3.51 4.40 3.49	(9)May 13/15 (9)May 13/15 (9)Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20	122,000 244,000 Nil Nil 3,000 4,000 Nil Nil	(5)217,000 (6)125,000 53,914 30,870 29,500	Nov 20/17 May 16/18 N/A(8) N/A(8) N/A(8)	Nil Nil Nil Nil Nil	Nil 7,500 201,832 115,566 110,436
Ian R. Ashby	(7)250,000 21,000 21,000	3.51 4.40 3.49	Jan 1/19 Dec 12/19 Dec 10/20	20,000 Nil Nil	21,976 21,000	N/A(8) N/A(8)	Nil Nil	82,268 78,616
Robert J. Gayton	(4)150,000 (4)300,000 (4)150,000 45,000 40,000 40,000 21,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40 3.49	(9)May 13/15 (9)May 13/15 (9)Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20	91,500 183,000 Nil Nil 2,400 3,200 Nil Nil	(5)163,000 (6)105,000 43,131 21,976 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8 N/A(8))	Nil Nil Nil Nil Nil	Nil 6,300 161,465 82,268 78,616
Gary E. German	(4)150,000 (4)300,000 150,000 45,000 40,000 40,000 21,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40 3.49	(9)May 13/15 (9)May 13/15 (9)Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20	91,500 183,000 Nil Nil 2,400 3,200 Nil Nil	(5)163,000 (6)105,000 43,131 21,976 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8) N/A(8)	Nil Nil Nil Nil Nil	Nil 6,300 161,465 82,268 78,616
Gerard E. Munera	(4)150,000 (4)300,000 150,000 45,000 40,000 40,000 21,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40 3.49	(9)May 13/15 (9)May 13/15 (9)Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20	91,500 183,000 Nil Nil 2,400 3,200 Nil Nil	(5)163,000 (6)105,000 43,131 21,976 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8) N/A(8)	Nil Nil Nil Nil Nil	Nil 6,300 161,465 82,268 78,616

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(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.75 per Common Share on December 31, 2015 and the exercise price of the stock options.
(3)	The values of SARs were calculated by using the intrinsic value method based on the closing price of the Common Shares ($3.75) on the TSX at December 31, 2015, and for DSUs by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74).
(4)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously under Option-based Awards.
(5)	Cash-settled SAR which was granted to Directors on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(6)	Cash-settled SAR which was granted to non-executive Directors on May 16, 2013 at an exercise price of $3.69, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(7)	Initial stock option grant to Ian R. Ashby upon his appointment to the Board on January 1, 2014.
(8)	DSUs were granted to the Directors in January and December 2014, and December 2015. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2015 ($3.74). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(9)	A formal blackout on trading in the Company’s securities for all Directors, Chief level executives and VP level executives was imposed as of May 5, 2015 and continues due to ongoing corporate activity. The expiry date of these options is extended to a date that is ten business days after the date the formal blackout is lifted.

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Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2015, for each of the non-executive Directors.

Name	Option-based Awards – Value Vested During Year $(1)	Share-based Awards – Value Vested During the Year $(2)(3)
R. Stuart Angus, Chair	50,667	189,245
Ian R. Ashby	80,833	73,318
Robert J. Gayton	40,533	145,768
Gary E. German	40,533	145,768
Gerard E. Munera	40,833	145,768
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2015 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($5.07 on May 16, 2015, and $4.48 on January 1, 2015) and the exercise price of the stock options ($3.69 grant of May 16 2013, and $3.51 grant of January 1, 2014). Options that vested from the December 31, 2014 grant were out of the money and therefore not included in this calculation of value.
(2)	Amounts represent the aggregate dollar value that would have been realized if all Cash-settled SARs that vested during 2015 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the Cash-settled SARs ($5.07 market value vs. $3.69 grant of May 16, 2013).
(3)	DSUs were granted to the Directors in December 2015. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the by the 5-day volume-weighted average share price on the date of grant of $3.49 for the December 2015 grant.

Stock Option Grants During the Year

The following table sets forth stock options which were granted to non-executive Directors during the fiscal year ended December 31, 2015.

Name	Number of Stock Options(2)	Value $(1)
R. Stuart Angus, Chair	29,500	25,323
Ian R. Ashby	21,000	18,026
Robert J. Gayton	21,000	18,026
Gary E. German	21,000	18,026
Gerard E. Munera	21,000	18,026
(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options granted.
(2)	These stock options are exercisable at a price of $3.49 per share and vest over a three year period, one-third on December 10, 2016, one-third on December 10, 2017, and one-third on December 10, 2018. These stock options expire December 10, 2020.

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Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash-settled SARs awards held by the non-executive Directors as at the end of December 31, 2015.

Name	Cash-settled SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value of Unexercised In- the-money Cash SARs $(1)
R. Stuart Angus, Chair	217,000 125,000	4.27 3.69	Nov 20/17 May 16/18	Nil 7,500
Robert J. Gayton	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 6,300
Gary E. German	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 6.300
Gerard E. Munera	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 6.300
(1)	Calculated as the intrinsic value of the SARs based on the closing price of the Common Shares ($3.75) on the TSX at December 31, 2015.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth details of outstanding stock options, under the Company’s former stock option plan that expired on April 27, 2012 (the “Former Plan”) and the Company’s Plan which was approved by shareholders on September 5, 2012 and again on May 4, 2015.

Stock Option Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options	Weighted Average Exercise Price of Outstanding Stock Options $	Number of Securities Remaining Available for Future Issuance Under Incentive Stock Option Plan(1)
Former Plan, at December 31, 2015	5,637,500	4.01	Nil(2)
Former Plan, at the date of this Information Circular	5,425,000	3.94	Nil(2)
Plan, at December 31, 2015	7,256,333	3.82	591,416
Plan, at the date of this Information Circular	7,197,833	3.82	866,365
(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding stock options.
(2)	This number became Nil on April 27, 2012 when the Former Plan expired.

The ability to grant stock options under the Former Plan expired on April 27, 2012, but stock options granted under the Former Plan remain outstanding and exercisable in accordance with their terms and are governed by the Former Plan.

The Plan provides for a maximum number of securities equaling 6.75%, or 13,485,249 of the 199,781,469 outstanding shares which may be granted as stock options and including in this calculation the number of stock options currently outstanding in the Former Plan.  As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Stock options which expire without being exercised are automatically added back into the Plan Balance.

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The Directors approved an amendment to the Former Plan on May 5, 2015 to ensure that the stock appreciation right (“SAR”) provision contained in the Former Plan is consistent with the SAR provision contained in the Plan in dealing with SARs granted in tandem with any outstanding options.  It allows the Company the flexibility to settle the net value of outstanding options under the Former Plan in cash or shares, which is consistent with the SAR provision in the current plan.  This revision was approved by the TSX on May 12, 2015.

At December 31, 2015 a total of 5,637,500 options had been granted and remained outstanding under the Former Plan, representing approximately 2.82% of the issued and outstanding shares of the Company, and a total of 7,256,333 options had been granted under the Plan, representing approximately 3.63% of the issued and outstanding shares of the Company, the aggregate representing approximately 6.5% of the available 6.75% maximum percentage of securities available to be granted.  Of the total 6.5% of options granted, 10,522,000 total options have been granted to Directors and insiders of the Company, representing approximately 5.27% of the total securities outstanding. The Board may grant options under the Plan to any director, officer, employee, affiliate, contractor or a permitted assign of any eligible individual or contractor of the Company, in amounts it considers appropriate up to 6.75% of the issued and outstanding shares. Other than the restrictions noted within the terms of the Plan with regard to insiders and non-employee directors, there are no restrictions on the number of options which may be granted to any one person.  Options shall not be granted under the Plan and securities shall not be made issuable under any other share compensation arrangement which could, in the aggregate, result in i) the number of shares issuable to eligible persons who are, at the time of the particular grant, insiders, exceeding the lesser 6.75% of the issued and outstanding shares; or ii) the issuance to insiders, within any one-year period, of a number of shares exceeding 6.75% of the issued and outstanding shares.  The maximum number of options issuable to non-executive directors shall not exceed 1% of the issued and outstanding shares in the aggregate for the life of the Plan, or $100,000 share value calculation per non-employee director per year, whichever is less.

The Board may set the vesting schedule of options granted, subject to the terms of the Plan.  The option exercise price is determined by the Board and must be not less than the market price (being the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the TSX) on the date on which the grant of the option is approved by the Board. The maximum term of any option is five years.

Options which are terminated without the issuance of shares may be added back to the Plan.  Options terminate at the earliest of: i) the expiry date, ii) one year succeeding death, or iii) 90 days following termination of office or employment, unless termination is for cause in which case expiry is immediate. If the option expiry date falls i) during a blackout period imposed by the Company, or (ii) within two business days after the end of the blackout period in question, the expiry date shall be automatically extended to a date that is ten business days after the last date of the blackout period in question.  The optionee may elect a cashless exercise, whereby the Company will arrange the sale of shares pursuant to the exercised option, then forward the proceeds of the net benefit to the optionee.  An option is personal to the optionee and is non-assignable, except to a Permitted Assign of the optionee, subject to the terms of the Plan.

The Board may amend the following terms of the Plan subject to regulatory approval without shareholder approval:  vesting provisions, termination provisions provided there is no extension beyond the original expiry date; and other amendments of a “housekeeping” nature.

The Board must receive shareholder approval before amending the following terms of the Plan:  limitations on grants to insiders and shares reserved for issuance to insiders; limitations on grants to non-employee directors, reduction in exercise price of any previously granted option; the maximum number of shares reserved under the Plan;  extensions beyond the original expiry date of an option not involving a blackout period;  amendments to permit transferability of options other than to permitted assigns; and any amendment to the amendment provisions.

Audit Committee

Information concerning the Company’s Audit Committee is set out under the heading Audit Committee in the Company’s annual information form dated March 15, 2016 (“AIF”) which contains information for the year ended December 31, 2015. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com or from EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

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NYSE MKT Corporate Governance

The Common Shares are listed on NYSE MKT LLC (“NYSE MKT”).  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Particulars of Other Matters to be Acted Upon

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2015 is provided in the Company’s audited annual consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 16, 2016

“Clifford T. Davis”

President and Chief Executive Officer

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Schedule “A” – Board Charter

NEVSUN RESOURCES LTD.

BOARD CHARTER

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the chief executive officer (the “CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)	The Board has the statutory responsibility to:

i.	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.	direct the management of the business and affairs of the Company; and

iii.	act in accordance with its obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.	the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.	the rules and policies of the Toronto Stock Exchange;

6.	the rules and policies of the NYSE MKT; and

7.	other relevant legislation and regulations.

c)	The directors in exercising their powers and discharging their duties must:

i.	act honestly and in good faith with a view to the best interests of the Company; and

ii.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

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d)	The Board has the responsibility for considering, among other things, the following matters:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of auditor;

iii.	the issuance of securities for equity and debt capital;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.	the approval of interim and annual financial statements of the Company; and

viii.	the adoption, amendment or repeal of the constating documents of the Company.

e)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.	Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

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c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and its committees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

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Schedule “B” – Human Resources Committee Mandate

NEVSUN RESOURCES LTD.

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The Human Resources Committee (the “Committee”) shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives;

2.	Annually review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks ;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Annually review and recommend to the Board the amount and form of Directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual Information Circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

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